Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – July 10, 2017
FORTIS INC. TO HOLD TELECONFERENCE ON JULY 28 TO DISCUSS
SECOND QUARTER 2017 RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX:FTS) (NYSE:FTS) will release its second quarter 2017 financial results on Friday, July 28, 2017. A teleconference and webcast will be held the same day at 10:00 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Karl Smith, Executive Vice President, Chief Financial Officer, will discuss Fortis’ second quarter 2017 financial results.
Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.
A live and archived audio webcast of the teleconference will be available on the Corporation’s website, www.fortisinc.com. A replay of the conference will be available two hours after the conclusion of the call until August 28, 2017. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 37869181.
About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$48 billion as of March 31, 2017. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.
Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.
For more information please contact:
Investor Enquiries Ms. Kealey Martin Manager, Investor Relations Fortis Inc. 709.737.2900	Media Enquiries Ms. Jennifer Lawlor Senior Communications Advisor Fortis Inc. 709.737.2799